

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 17, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Santander UK Group Holdings plc, under the Exchange Act of 1934:

- 1.089% Fixed Rate/Floating Rate Notes due 2025
- 2.896% Fixed Rate/Floating Rate Notes due 2032

Sincerely,